FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                         For the month of December, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





HSBC ISSUANCE OF SUBORDINATED NOTES


On 14 December 2006, HSBC Holdings plc issued US$700,000,000 of 6.5% Subordinated Notes due 2036 (the "New Notes").

The New Notes form a part of the same series as, and are fungible with, the outstanding US$1,300,000,000 6.5% Subordinated Notes due 2036 issued by HSBC Holdings plc on 3 May 2006 and 23 August 2006 (the "Existing Notes" and, together with the New Notes, the "Notes"). The aggregate principal amount of Notes of this series now outstanding is US$2,000,000,000.

The Existing Notes are listed on the New York Stock Exchange. Application has been made to list the New Notes issued on 14 December 2006 on the New York Stock Exchange.

Note to editors:

HSBC Holdings plc

HSBC Holdings plc serves over 125 million customers worldwide through some 9,500 offices in 81 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,738 billion at 30 June 2006, HSBC is one of the world's largest banking and financial services organisations.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  14 December 2006